                                                     OMB APPROVAL
                                    OMB NUMBER                         3235-0145
                                    EXPIRES:                    OCTOBER 31, 1994
                                    ESTIMATED AVERAGE BURDEN
                                    HOURS PER RESPONSE........             14.90


                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                               Data General Corp.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock**
- --------------------------------------------------------------------------------
                         (Title Of Class of Securities)


                                   237688106
                         ------------------------------
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------
** The amount reflected in item 9 of the cover pages may include common stock issuable upon conversion of 7 3/4% convertible debentures due 2001 (CUSIP 237688AD8). In the aggregate, Merrill Lynch & Co., Inc. may be deemed to beneficially own 1,750,133 shares of common stock and $3,023,000 principal amount of 7 3/4% convertible debentures due 2001.

CUSIP NO. 237688106                  13G                      Page 2 of 10 pages

1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Merrill Lynch & Co., Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5  SOLE VOTING POWER

            None

         6  SHARED VOTING POWER

            1,887,853

         7  SOLE DISPOSITIVE POWER

            None

         8  SHARED DISPOSITIVE POWER

            1,887,853

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,887,853

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.33%

12 TYPE OF REPORTING PERSON*

         HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 237688106                  13G                      Page 3 of 10 Pages

1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Merrill Lynch Group, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5  SOLE VOTING POWER

            None

         6  SHARED VOTING POWER

            1,879,099

         7  SOLE DISPOSITIVE POWER

            None

         8  SHARED DISPOSITIVE POWER

            1,879,099

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,879,099

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.31%

12 TYPE OF REPORTING PERSON*

         HC, CO
                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 237688106                  13G                      Page 4 of 10 Pages

1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Princeton Services, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5  SOLE VOTING POWER

            None

         6  SHARED VOTING POWER

            1,875,806

         7  SOLE DISPOSITIVE POWER

            None

         8  SHARED DISPOSITIVE POWER

            1,875,806

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,875,806

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.3%

12 TYPE OF REPORTING PERSON*

         HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 237688106                  13G                      Page 5 of 10 Pages

1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fund Asset Management, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5  SOLE VOTING POWER

            None

         6  SHARED VOTING POWER

            1,875,806

         7  SOLE DISPOSITIVE POWER

            None

         8  SHARED DISPOSITIVE POWER

            1,875,806

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,875,806

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.3%

12 TYPE OF REPORTING PERSON*

         IA, PN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G



Item 1 (a)    Name of Issuer:
              ---------------

              Data General Corp.


Item 1 (b)    Address of Issuer's  Principal Executive Offices:
              -------------------------------------------------

              4400 Computer Drive
              Westborough, MA 01580


Item 2 (a)    Names of Persons Filing:
              -----------------------

              Merrill Lynch & Co., Inc.
              Merrill Lynch Group, Inc.
              Princeton Services, Inc.
              Fund Asset Management, L.P.


Item 2 (b)    Address of Principal Business Office, or, if None, Residence:
              ------------------------------------------------------------


              Merrill Lynch & Co., Inc.
              World Financial Center, North Tower
              250 Vesey Street
              New York, New York  10281

              Merrill Lynch Group, Inc.
              World Financial Center, North Tower
              250 Vesey Street
              New York, New York  10281

              Princeton Services, Inc.
              800 Scudders Mill Road
              Plainsboro, New Jersey  08536

              Fund Asset Management, L.P.
              800 Scudders Mill Road
              Plainsboro, New Jersey  08536

                               Page 6 of 10 Pages

Item 2 (c)    Citizenship:
              -----------

              See Item 4 of Cover Pages

Item 2 (d)    Title of Class of Securities:
              ----------------------------

              Common Stock

Item 2 (e)    CUSIP Number:
              ------------

              237688106

Item 3

          Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b)(ii)(G). Fund Asset Management, L.P. ("FAM") is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940.

Item 4        Ownership
              ---------

              (a) Amount Beneficially Owned:

          See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI and FAM (the "Reporting Persons") disclaim beneficial ownership of the securities of Data General Corp. referred to herein, and the filing of this
Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of Data General Corp. covered by this statement, other than certain securities of Data General Corp. held in Merrill Lynch, Pierce, Fenner & Smith Incorporated proprietary accounts.

              (b) Percent of Class:

                             See Item 11 of Cover Pages

              (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote:

                             See Item 5 of Cover Pages

                    (ii) shared power to vote or to direct the vote:

                             See Item 6 of Cover Pages

                    (iii) sole power to dispose or to direct the disposition
                          of:

                             See Item 7 of Cover Pages

                               Page 7 of 10 Pages

                    (iv) shared power to dispose or to direct the disposition
                         of:

                             See Item 8 of Cover Pages

Item 5        Ownership of Five Percent or Less of a Class.
              --------------------------------------------

              Not Applicable


Item 6        Ownership of More than Five Percent on Behalf of Another Person.
              ---------------------------------------------------------------


          FAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.
With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such person's interest relates to more than 5% of the class of securities herein.


Item 7        Identification and Classification of the Subsidiary Which
              ---------------------------------------------------------
              Acquired the Security Being Reported on by the Parent Holding
              -------------------------------------------------------------
              Company.
              -------

              See Exhibit A


Item 8        Identification and Classification of Members of the Group.
              ---------------------------------------------------------

              Not Applicable


Item 9        Notice of Dissolution of Group.
              -------------------------------

              Not Applicable

                               Page 8 of 10 Pages

Item 10       Certification.
              -------------

          By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February    , 1994    Merrill Lynch & Co., Inc.

                                    /s/ David L. Dick
                                    -------------------------------
                                    Name: David L. Dick
                                    Title: Assistant Secretary


                                    Merrill Lynch Group, Inc.

                                    /s/ David L. Dick
                                    -------------------------------
                                   Name: David L. Dick
                                   Title: Secretary

                                   Princeton Services, Inc.

                                   /s/ David L. Dick
                                   -------------------------------
                                   Name: David L. Dick
                                   Title: Attorney-in-Fact*

                                   Fund Asset Management, L.P.
                                   By:  Princeton Services, Inc.
                                        (General Partner)

                                   /s/ David L. Dick
                                   -------------------------------
                                   Name: David L. Dick
                                   Title: Attorney-in-Fact**


________________
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

** Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Matrix Service Company.

                               Page 9 of 10 Pages

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


          The person filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), is a parent holding company pursuant to (S) 240.13d-1(b)(ii)(G). The relevant subsidiaries of ML&Co. are Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("MLPF&S"), Merrill Lynch Group, Inc. ("ML Group"), and Princeton Services, Inc. ("PSI"), which is the general partner of Fund Asset Management, L.P. ("FAM").

          MLPF&S, a Delaware corporation with its principal place of business at 250 Vesey Street, New York, New York, is a wholly-owned direct subsidiary of ML&Co. and a broker-dealer registered pursuant to the Securities Exchange Act of 1934. MLPF&S is the beneficial owner of less than 5% of the securities of Data General Corp.

          ML Group, a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York, a wholly-owned direct subsidiary of ML&Co., is a holding company pursuant to (S) 240.13d-1(b)(ii)(G). ML Group may be deemed to be the beneficial owner of 5.31% of the securities of Data General Corp. by virtue of its control of its wholly-owned subsidiary PSI.

          PSI, a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey and a wholly-owned direct subsidiary of ML Group, is a holding company pursuant to (S) 240.13d-1(b)(ii)(G). PSI may be deemed to be the beneficial owner of 5.3% of the securities of Data General Corp. by virtue of its being the general partner of FAM.

          FAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
FAM may be deemed to be the beneficial owner of 5.23% of the common stock outstanding of Data General Corp. as a result of acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

          Finally, certain Merrill Lynch trust companies, each of which is a wholly-owned subsidiary of ML Group and a bank as defined in section 3(a)(6) of the Act, may be deemed to be the beneficial owners of certain of the securities reported herein.

          Pursuant to (S) 240.13d-4, ML&Co., ML Group, MLPF&S, PSI, FAM and the Merrill Lynch Trust Companies disclaim beneficial ownership of the securities of Merrill Lynch & Co, Data General Corp. referred to herein, and the filing of this Schedule 13G by ML&Co. shall not be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of Data General Corp. covered by this statement.

                              Page 10 of 10 Pages